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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

E190-E2 heralds a new era in the 130-seat jet segment

São José dos Campos, Brazil, February 25th, 2016 – Embraer, the world's leading manufacturer of commercial jets up to 130 seats, today took a step in the consolidation of its leadership by presenting the E190-E2, the first E2 jet – Embraer´s second generation of the E-Jets family of commercial aircraft. The aircraft´s maiden flight is scheduled for the second half of 2016, with entry into service scheduled for 2018. The ceremony was held at the Company´s plant in São José dos Campos.

“Today we have taken another step into the future of Embraer commercial aviation with the world premiere of our second-generation E-Jets,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “I’m sure that as a result of this event, the market´s interest in the E2 will grow even further, increasing the commercial success of this program throughout the world.”

With an investment of USD 1.7 billion, the E2 program was launched in June 2013 and reinforces Embraer's commitment to continuously invest in its commercial aviation products as well as maintain market leadership in the segment of 70 to 130 seats. The aircraft will have state-of-the-art engines, which, combined with new aerodynamically advanced wings, full fly-by-wire flight controls, and improvements to other systems, will deliver significant reductions in fuel burn, maintenance costs, emissions, and external noise.

Since the E2 was launched, the program has reached 640 commitments, 267 of which are firm orders and 373 of which are options and purchase rights, from both airline customers and leasing companies. Currently, the E-Jets are operating with about 70 customers in 50 countries and, with over 50% market share, they are the global leader in the segment of aircraft with up to 130 seats.

“The rollout held today marks the completion of the assembly of the first E190-E2 and paves the way for the start of the tests that will lead to the first flight,” said Luís Carlos Affonso, Senior Vice President Operations & COO, Embraer Commercial Aviation. “We are delighted to reach this phase of the program, considering all of the technical and economic objectives set out at its inception.”

This aircraft is the first of four prototypes that will be used in the E190-E2 certification campaign. Two additional planes will be added for the E195-E2 campaign, entry into service for which is expected in 2019, and three more will be used in the E175-E2 campaign, which is scheduled to enter service in 2020.

The E190-E2 has the same number of seats as the current generation E190 and can be configured with 97 seats in dual class service or with 106 seats in a single class layout. Additionally, the range of the E190-E2 has been significantly increased over the current generation aircraft, by 400 nautical miles, with the capacity to cover distances of 2,800 nautical miles.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	press.EMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About Embraer Commercial Aviation

Embraer is the world’s leading manufacturer of commercial jets that seat up to 130 passengers. Nearly 900 aircraft from the 37, 44 and 50-seat ERJ 145 family of regional jets have been delivered to airlines since their introduction in 1996. The E-Jet family includes four larger aircraft that have between 70 and 130 seats. The E170, E175, E190 and E195 set the standard in their category with their advanced engineering, high degree of efficiency, spacious, ergonomic cabins with two-by-two seating, and attractive operating economics. Since the E-Jets entered revenue service in 2004, Embraer has received  1,700 firm orders for this aircraft family. More than 1,200 have been delivered.

Follow us on Twitter: @Embraer

About Editors

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	press.EMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer